Filed by Journal Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and pursuant to Rule 14a-6 under the Securities Act of 1934

Subject Company: Journal Communications, Inc.

Commission File No.:  001-31805

Date: February 6, 2015

Email from Steve Smith to all employees

[Subject line:] Update on Journal/Scripps Transaction: Proxy Mailed

Good morning, everyone,

This week, the joint proxy statement/prospectus of Journal and The E.W. Scripps Company was mailed to shareholders and our shareholder vote on the Journal/Scripps transaction is underway.

If you are a shareholder, you’ll receive in the mail a copy joint proxy statement and a proxy card, which will provide you with detailed information on the transaction and instructions for voting.

You will also receive a prospectus for Journal Media Group, which recaps information from the joint proxy statement relevant to the new company.

The transaction requires the approval by our shareholders of two proposals, which are referred to in the joint proxy statement as the Journal spin-off proposal and the Journal merger proposal.  To move forward with the transaction, we must secure the approval of at least two-thirds of the voting power of all outstanding shares of our class A and class B common stock, voting together as a single class.

Our Class B shareholders — comprising our employees, former employees and retirees — have 10 votes for every share they own.  B shareholders who do not vote will have the same effect as “no” votes.  For this reason, when you receive your copy of the joint proxy statement and proxy card in the mail, we ask you to please vote promptly.  Every vote truly counts in this process.

We have identified a number of “Shareholder Ambassadors” at each of our locations and in a number of departments.  You’ll most likely hear from these individuals about the importance of voting in support of the transaction.  They can also hopefully answer your questions about the transaction and the voting process.  We will also continue to keep you informed about the progress of our transition planning efforts, as well as the overall benefits of the transaction.

As you know, the proposed transaction offers exciting opportunities for both Scripps and the new Journal Media Group.  Journal Communications’ TV and radio stations will strengthen the expanded Scripps, creating a large broadcast company with excellent prospects for the future. Scripps’ increased scale will allow the company to continue to innovate and invest in digital offerings and original programming while delivering a return to shareholders.

The combination of the Scripps newspapers and the Milwaukee Journal Sentinel to form the new Journal Media Group will create a new public company — headquartered in Milwaukee — that will boast local newspapers and digital products in 14 U.S. markets. The new Journal Media Group will have increased scale and financial flexibility — giving the company a real opportunity to navigate the ongoing transformation of the newspaper publishing industry and help shape the way newspapers evolve in the digital age.

The Boards of Directors of both Journal and Scripps have approved this transaction, and if you are a shareholder, now it’s your turn to cast your vote. I encourage you to watch for your proxy statement and card in the mail and to act promptly when you receive them.

We will continue to update you on the transaction as we have new information. In the meantime, thank you to all employees, as always, for your commitment to the success of our company.

Steve

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, Scripps filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a joint proxy statement of Journal and Scripps and that also constitutes a prospectus of Scripps.  This registration statement was declared effective by the SEC on February 6, 2015. Journal filed with the SEC the joint proxy statement/prospectus on February 6, 2015, and began mailing it to Journal shareholders on or about February 6, 2015.  Journal urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information.  Investors and shareholders may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

[Email from Steve Smith to Shareholder Ambassadors]

[Subject line:] Ambassadors: Our Shareholder Vote is Underway! (Materials Attached)

Dear Ambassadors,

Thank you once again for agreeing to be a Journal Shareholder Ambassador.  Proxy statements and proxy cards have been mailed to all Journal Communications’ shareholders, so we are now ready to solicit votes to approve the transaction between Journal Communications and The E.W. Scripps Company.

As you know, to move forward with the transaction, we must secure the approval of at least two-thirds of the voting power of all outstanding shares of our class A and class B common stock, voting together as a single class. The B Shareholders — made up of our employee, former employee and retiree shareholders — are particularly important because we have 10 votes for every share we own.  Shareholders who do not vote will have the same effect as “no” votes, so it is critical to get as many shareholders to vote as possible.

Enclosed are resources to guide you through your role as a Journal Shareholder Ambassador.  There is a “toolkit” document with detailed talking points, as well as a PowerPoint that gives you the same information in more of an “overview” format.  There is also an advance copy of a document entitled “10 Reasons to Vote in Favor of the Transaction,” which we will be distributing directly to shareholders in the next few days.

Please read these materials carefully to better understand your role and familiarize yourself with key information about the transaction and shareholder vote.

If you have questions on any of these materials, please reach out to me at ssmith@jrn.com or 414-224-2425, or to Laurel Jahn, Communications Manager, at ljahn@jrn.com or 414-224-2059.

Thank you very much for supporting Journal as we conduct our shareholder vote!

Steve

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, Scripps filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a joint proxy statement of Journal and Scripps and that also constitutes a prospectus of Scripps.  This registration statement was declared effective by the SEC on February 6, 2015.  Journal filed with the SEC the joint proxy statement/prospectus on February 6, 2015 and began mailing it to Journal shareholders on or about February 6, 2015. Journal urges investors and shareholders to read the registration statement and preliminary joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information.  Investors and shareholders may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Shareholder Ambassador Toolkit

Thank you for your participation in Journal’s shareholder vote process as an Employee Shareholder Ambassador. Our effort to ensure a successful vote begins now!

Each Class B shareholder — whether a current or former employee or retiree — is very important in the upcoming vote.  The vote threshold to approve the transaction is high, and all votes not cast have the same effect as “no” votes.  Every vote truly counts!

Your role is simple:

•                 Encourage employee shareholders to vote in favor of the transaction.

•                 Share the enclosed information about the benefits of the transaction.

•                 Make sure employee shareholders know where to go if they have further questions.

•                 Help connect shareholders with resources to cast their vote, as needed.

Simple Guidelines for Ambassadors

•                 Emphasize the importance of voting and ask your colleagues to vote in favor of the transaction: The transaction requires the approval by our shareholders of two proposals, which are referred to in the joint proxy statement as the Journal spin-off proposal and the Journal merger proposal. As mentioned above, the vote threshold to approve the transaction is high, and all votes not cast have the same effect as “no” votes.

•                 Reserve time on the agenda of upcoming team or department meetings.  Please take opportunities in regular team or department meetings to introduce yourself as an Ambassador and tell people it is critical they vote their shares promptly upon receipt of their proxy in the mail.  Your comments can be brief, but you should take the opportunity to explain to fellow employees why the transaction is good for the company, for shareholders and for employees. Every opportunity you have to answer questions will hopefully help motivate employee shareholders to vote in support of the transaction.

•                 Use the attached talking points to explain the benefits of the transaction.

•                 Posters: We will send posters to you or another of the ambassadors at your location.  When you receive the posters, please display them prominently in your building.

•                 Calls to shareholder colleagues: We may also ask you to contact colleagues to ask them to vote in favor of the transaction.  More information about making calls is included below.

The Etiquette of Being an Ambassador

•                 Be positive and professional when encouraging employee shareholders to vote.

•                 There will be no repercussions for any employee shareholders who plan to vote “no” or who do not vote. Please do not suggest or joke otherwise.

•                 Do not speculate on the stock price of Scripps or Journal Media Group.

•                 Stick with the talking points that have been provided in this toolkit or in the filed materials.

•                 You may indicate that you are voting in favor of the transaction.

If you or employee shareholders have questions, please contact a member of the senior leadership team or Laurel Jahn, Communications Manager, at ljahn@jrn.com or 414-224-2059.

You may also encourage employees to email the group mailbox AskJournal@jrn.com.

Making Calls to Shareholders

We may ask you to contact a designated list of colleagues or former colleagues to ask them to vote in favor of the transaction.  Most likely, these will be people you know, so a natural conversation should be easy.

Here are some simple directions to get you started when you call:

•                Introduce yourself:

•                 Introduce yourself as a shareholder ambassador.

•                 Explain that you’re calling shareholders to answer any questions and encourage voting.  Mention that the vote threshold to approve the transaction is high, so their vote truly counts!

•                  Answer questions:

•                 As needed, explain the benefits of the transaction and answer any questions they may have.  If you do not know the answer to a question, please let them know you’ll find the answer, and contact a member of senior management or Laurel Jahn, Communications Manager.

•                  Ask if they’ve received their copy of the joint proxy statement/prospectus and a proxy card:

•                 If they’ve received these materials, encourage them to vote promptly in favor of the transaction!  Voting is simple and quick — they can vote by returning the proxy card they received in the mail, online or by phone.  Instructions are included on the proxy card.

•                 If they have not yet received their materials, encourage them to watch their mailbox and vote upon receipt.

•                 Please note that shareholders may get separate proxy cards in separate mailings if they hold both Class A and Class B shares. Your colleagues should watch for more than one mailing if this is the case.

•                 NOTE: Anyone who was a shareholder on the record date of January 6, 2015, even if they have since sold or converted their shares, will receive a proxy — and we still need their vote!

•                  Explain as needed the role of Journal’s proxy solicitation firm, MacKenzie Partners:

•                 Alert the employee that they may get a call from MacKenzie Partners, or they may call MacKenzie directly to provide their voting instructions verbally to a MacKenzie agent.

•                 If they have lost their proxy card, have them contact MacKenzie Partners toll-free at (800) 322-2885 or proxy@mackenziepartners.com.  Mackenzie Partners will be able to verify their identity and record their vote by phone.

•                  Let them know we sincerely appreciate them taking the time to vote!

Additional Notes about the Voting Process

•                 The proxy statement/prospectus explaining the transaction in detail and providing extensive information about both the new Scripps and Journal Media Group following the closing is now in the mail.

•                 The transaction requires the approval by our shareholders of two proposals, which are referred to in the joint proxy statement as the Journal spin-off proposal and the Journal merger proposal.

•                 All shareholders will receive in the mail a copy of the joint proxy statement/prospectus and a proxy card, which will provide them with detailed information on the transaction and instructions for voting.

•                 Each proxy card is coded with a personalized 12-digit control number and is unique to the shareholder.

•                 Shareholders can vote by returning their proxy card in the mail, by phone, or online.  Instructions will be included with the proxy cards.

•                 The voting process will take about four weeks.  The Special Meeting of Journal Shareholders to approve the transaction is scheduled for March 11, 2015, at 9 a.m. (Central) on the second floor of Journal’s headquarters at 333 W. State St., Milwaukee, Wis.

•                 Ambassadors will not have access to records showing votes or information about share counts.

•                 All votes will be tabulated by an independent firm.

Regarding Lawsuits that Have Been Filed

•                 Following the announcement of a public company merger, plaintiffs’ law firms typically issue nationwide “stockholder alerts” within 24 hours of the announcement, which seek to recruit a stockholder plaintiff to file a class action lawsuit against the target company and its board of directors. Such lawsuits are filed in connection with over 90% of merger transactions valued over $100 million. For this reason, when the proposed transactions were announced in July, the Company expected that a lawsuit would be filed.

•                 As anticipated, a class action lawsuit was filed by a Journal Communications stockholder in the Circuit Court of Milwaukee County, Wisconsin, several days after the proposed transactions were announced. The lawsuit named the Company and the Board of Directors, among others, and sought to enjoin the proposed transactions by challenging the process employed by the Company’s Board of Directors leading up to the proposed transactions.

•                 Shortly after the lawsuit was filed, the Company and the Board of Directors moved to dismiss the lawsuit for failure to state a claim.  Following oral arguments, the court dismissed the lawsuit in its entirety for failure to state a claim against the Company and the Board of Directors.

•                 Approximately two months after the lawsuit was dismissed, the same stockholder filed a second lawsuit against the Company and the Board of Directors, which is currently pending in the U.S. District Court for the Eastern District of Wisconsin.  As with the plaintiff’s first lawsuit, the Company and the Board of Directors believe the claims asserted against them in the second lawsuit are baseless, and the Company and the Board of Directors intend to fight the claims vigorously.

•                 Further information about the lawsuits is available on page 142 of the Proxy Statement.

Selling or Converting B Shares

Some shareholders may ask if they are able to sell shares of Journal Communications stock leading up to the closing of the transaction. As long as they are not subject to restrictions as a “company insider” (members of senior management and other key functions, or otherwise in possession of material information that has not been publicly disclosed), shareholders are free to sell or convert Class B shares of Journal Communications’ stock prior to the closing.

Computershare is the transfer agent for Journal’s stock program. To inquire about your stock holdings in Journal Communications, please contact Computershare directly at 1-866-371-8975 (U.S., Canada, Puerto Rico) or 1-781-575-2290 (non-U.S.).  Requests to convert or sell B shares should be directed to Computershare.

Forms can be found on the Investor page of Journal Communications’ website at www.journalcommunications.com.

Share Feedback

If you receive feedback or questions regarding the transaction, please let us know!  Email or call Steve Smith and Laurel Jahn.

The Journal/Scripps Transaction

Here’s how Scripps and the new Journal Media Group will look after the close of the transaction.  The companies will be fully independent public companies.

Benefits of the Journal/Scripps Transaction

The transaction is expected to create value for Journal Communications and Scripps shareholders.

•                 Journal Communications (NYSE: JRN) shareholders will receive 0.5176 Scripps (NYSE: SSP) shares and 0.1950 shares in the new Journal Media Group for each JRN share they own. We expect our shareholders’ total account value to be enhanced by the transactions.

•                 NOTE: Some shareholders have questioned if they are “losing” shares in the transaction, since they will be receiving fractional shares of both Scripps and Journal Media Group for each share of Journal Communications they own today. Shareholders are strongly encouraged to compare the value of their shares before the announcement of the transaction on July 30, 2014 (as a JRN shareholder) and post-announcement and post-closing of the transaction — rather than the share count — to determine the overall value of their investment. It is the shares you hold in each company after the transaction closes — and the trading prices of Scripps and Journal Media Group stock over time — that will determine your total value.

Be assured that Journal, its board of directors, and their advisors spent a considerable amount of time negotiating a transaction structure and share exchange that is expected to be beneficial for Journal Communications shareholders.

•                 We anticipate this transaction will be tax-free to Journal shareholders, except with respect to any cash received upon the exercise of dissenters’ rights or in lieu of fractional shares.

•                 Institutional investors and the overall market have looked favorably on the transaction.

The transaction creates strategic and competitive benefits for Journal Media Group.

The new Journal Media Group will include a more geographically diverse portfolio of strong local news and information brands in 14 markets, including Naples, Fla.; Memphis; and Milwaukee. Journal Media Group will be better positioned competitively in these local markets and, ultimately, for the ongoing transformation of the newspaper industry.

•                 The new Journal Media Group will begin operations with increased scale, a simplified capital structure, significantly reduced pension obligations, and a balance sheet with $10 million of cash and no initial funded debt, allowing the new company maximum flexibility in decisions about its uses of cash.

•                 Journal Media Group will be headquartered in Milwaukee, the legacy home market of Journal Communications and the Milwaukee Journal Sentinel. The company will enjoy the goodwill of having its headquarters in its legacy home market.

The transaction creates strategic and competitive benefits for Scripps.

•                 The expanded Scripps will be the fifth largest independent TV group in the U.S., giving the company increased leverage with MVPDs, networks and other suppliers.

•                 With a footprint in many political battleground states, the expanded Scripps is expected to generate significant political and issue advertising revenue during election cycles.

•                 Current Journal Broadcast Group TV and radio stations will be able to take advantage of the significant digital investments that Scripps has made over the past few years and plans to continue to make in support of the company’s digital strategy and commitment to innovation.

The transaction presents a more favorable opportunity for Journal shareholders and employees than other strategic alternatives.

•                 The proposed transaction positions the Journal broadcast stations, the Milwaukee Journal Sentinel, and Journal publishing brands for success. The transaction with Scripps offers benefits to shareholders as well as retains a public company headquarters and corporate staff in Milwaukee.

•                 If the transaction is not approved by Journal Communications’ shareholders, Journal will have to reimburse Scripps for up to $7.5 million of Scripps’ expenses, and, in certain circumstances, may also have to pay Scripps a significant termination fee.

The transaction continues the Journal pension plan.

•                 Scripps is contractually obligated to provide the pension benefit to all Journal employees who qualify — and at the same level of benefit that was determined when the Journal pension plan was frozen in 2009.

•                  Scripps has had a pension plan of their own for many years and is experienced in maintaining, funding, and administering a pension plan.

•                  Scripps is required by federal law, the Employee Retirement Income Security Act (ERISA), to adequately fund the Journal Communications Pension Plan. ERISA prevents Scripps from reducing or changing the promised pension benefits.

•                  As with Journal’s qualified pension plan today, the pension money at Scripps will be held in trust for the exclusive benefit of plan participants, meaning that the money held in the pension plan cannot be used at any time for any reason other than funding pension obligations.

•                  Retirees and vested employees who are eligible for a pension received a pension benefits statement when the pension plan was frozen in 2009.  If eligible employees have questions on their pension, they should contact Reggie Beene, Sr. Retirement Benefits Administrator, at rbeene@jrn.com or 414-224-2660.

Scripps and Journal share similar cultures focused on a deep commitment to our local markets, journalism excellence, and care and support for our colleagues.

•                  The senior management teams of both companies not only have proven expertise in their industries, but an eye toward preserving the cultures of each legacy company.  Scripps executives Rich Boehne and Brian Lawlor will both continue at Scripps, which will welcome TV and Radio senior management from Journal Broadcast Group.  Journal Media Group will be headed by Tim Stautberg, a 24-year veteran of the media business and current head of Scripps’ newspapers.  Jason Graham, Journal Communications CFO, and Betsy Brenner, Publisher of the Milwaukee Journal Sentinel, have also been named to Journal Media Group’s leadership.

The Boards of Directors of Journal Communications and Scripps have approved the transaction because they truly believe it is in the best interests of shareholders, employees and the businesses themselves.

Misconceptions About the Transaction

Or: “The Rumor Mill Might be Fun, but it Isn’t Always Accurate”

If you have been listening to the rumor mill at work, you may have seen a lot of information that simply isn’t true. Take a look below at some of the misconceptions we’ve heard and familiarize yourself with the reasons these untruths just aren’t the case.

•                  “If we vote against the transaction, things will go back to the way they were.”

In view of the significant changes in both the broadcast and publishing industries in the last decade, and the competitive challenges that face both industries, going back to “the way things were” is highly unlikely.  If this transaction were not approved, Journal would have to completely rethink its strategy.

The proposed transaction with Scripps positions the Journal broadcast stations and the Milwaukee Journal Sentinel and Journal publishing brands for success. The transaction offers benefits to shareholders as well as retains a public company headquarters and corporate staff in Milwaukee.

•                  “Too bad Scripps will own and operate the Milwaukee Journal Sentinel and it will no longer be an independent, locally owned newspaper.”

Scripps will not own and operate any newspapers after the closing of the transaction.  Journal Media Group will own and operate all of the existing Journal and Scripps newspapers, including the Milwaukee Journal Sentinel.  Journal Media Group will be a brand-new publicly traded company that is fully independent of Scripps. Tim Stautberg, who today heads up Scripps’ newspaper division, has agreed to lead Journal Media Group. No other former Scripps employees or Scripps directors will sit on the Board of Journal Media Group.  Journal Media Group will operate as an independent, publicly traded company.

Other than providing some transition services to each other in 2015, Scripps and Journal Media Group will not be involved in the operation of the other organization after the closing of the transaction. Both companies will be separate, independent, publicly traded companies.

The new Journal Media Group provides added opportunities for the Milwaukee Journal Sentinel — and all of the newspapers that will join the company — given the company’s clean balance sheet and cash.

And, as an enterprise focused solely on newspapers and related digital products, Journal Media Group will have the opportunity to compete with other media and to help shape the way in which newspapers evolve in the digital age.

In the case of the Milwaukee Journal Sentinel, the paper will be based in its home market of Milwaukee.  It will continue to be led by local leaders who have for many years made editorial and strategic decisions that have continued the paper’s local voice and reputation for journalism excellence and investigative reporting.

•                  “I’m worried that Scripps isn’t going to pay Journal’s pension.”

Scripps is contractually obligated to provide the pension benefit to all Journal employees who qualify — and at the same level of benefit that was determined when the Journal pension plan was frozen in 2009.

Scripps has had a pension plan of their own for many years and is experienced in maintaining, funding, and administering a pension plan.

In addition, Scripps is required by federal law, the Employee Retirement Income Security Act (ERISA), to adequately fund the Journal Communications Pension Plan. ERISA prevents Scripps from reducing or changing the promised pension benefits.

As with Journal’s qualified pension plan today, the pension money at Scripps will be held in trust for the exclusive benefit of plan participants, meaning that the money held in the pension plan cannot be used at any time for any reason other than funding pension obligations.

And, as with any qualified pension plan, pension benefits under the plan are insured by the Pension Benefit Guaranty Corporation (PBGC), a federal insurance agency.

Retirees and vested employees who are eligible for a pension received a pension benefits statement when the pension plan was frozen in 2009.  If eligible employees have questions on their pension, they should contact Reggie Beene, Sr. Retirement Benefits Administrator, at rbeene@jrn.com or 414-224-2660.

•                  “I’m bummed that my favorite TV/Radio station is being sold to Scripps and is leaving my home town.”

We’re not sure where this misconception comes from, but we’ve heard it.  We cannot stress enough that each of Journal’s brands will continue to operate as they do today.  None of our broadcast stations are moving — they will remain in the markets in which they operate today.

For the majority of viewers, listeners and readers, the transition of Journal’s broadcast stations to Scripps will be seamless, and they will still be able to tune into and read all of the content available to them through their favorite TV and radio stations and related digital products.

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, Scripps filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a joint proxy statement of Journal and Scripps and that also constitutes a prospectus of Scripps.  This registration statement was declared effective by the SEC on February 6, 2015.  Journal filed with the SEC the joint proxy statement/prospectus on February 6, 2015 and began mailing it to Journal shareholders on or about February 6, 2015. Journal urges investors and shareholders to read the registration statement and preliminary joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information.  Investors and shareholders may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Top 10 Reasons to Vote in Favor of the Journal/Scripps Transaction

The transaction requires the approval by our shareholders of two proposals, which are referred to in the joint proxy statement/prospectus as the Journal spin-off proposal and the Journal merger proposal.

Journal, Scripps and the companies’ boards of directors believe you should vote in favor of these proposals to approve the transaction.

1.              The transaction is expected to unlock value for both Journal Communications and Scripps shareholders.  Journal Communications (NYSE: JRN) shareholders will receive 0.5176 Scripps (NYSE: SSP) shares and 0.1950 shares in the new Journal Media Group for each JRN share they own. We expect our shareholders’ total account value to be enhanced by the transaction.

2.              The transaction is expected to create two leading, industry-focused, publicly traded companies that have broader scale and are better positioned strategically in their respective industries.

3.              The expanded Scripps will be the fifth largest independent TV group in the U.S., giving the company increased leverage with television networks, cable and satellite companies, and other suppliers.

4.              With a footprint in many political battleground states, the expanded Scripps is expected to generate significant political and issue advertising revenue during election cycles.

5.              The new Journal Media Group will include a geographically diverse portfolio of strong local news and information brands in 14 markets, including Naples, Fla.; Knoxville; Memphis; and Milwaukee. The company will be well positioned competitively in these local markets and for the ongoing transformation of the newspaper industry.

6.              Journal Media Group will begin operations with increased scale, a simplified capital structure, significantly reduced pension obligations, and a balance sheet with $10 million of cash and no initial funded debt, allowing the new company maximum flexibility in decisions about its uses of cash.

7.              We anticipate this transaction will be tax-free to Journal shareholders, except with respect to any cash received upon the exercise of dissenters’ rights or in lieu of fractional shares.

8.              The proposed transaction presents a more favorable opportunity for Journal shareholders than other strategic alternatives, including remaining an independent company or selling the company on a divisional or asset-by-asset basis.

9.              Scripps and Journal Media Group will be led by management teams with proven expertise in their industries and an eye toward preserving the cultures of each legacy company.  Scripps executives Rich Boehne and Brian Lawlor will both continue at Scripps, which will welcome TV and Radio senior management from Journal Broadcast Group.  Journal Media Group will be headed by Tim Stautberg, a 24-year veteran of the media business and current head of Scripps’ newspapers.  Jason Graham, Journal Communications CFO, and Betsy Brenner, Publisher of the Milwaukee Journal Sentinel, have also been named to Journal Media Group’s leadership.

10.       With Scripps headquartered in Cincinnati and Journal Media Group headquartered in Milwaukee, both companies will continue to enjoy the goodwill of having their headquarters in their legacy home markets.

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, Scripps filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a joint proxy statement of Journal and Scripps and that also constitutes a prospectus of Scripps.  This registration statement was declared effective by the SEC on February X, 2015. Journal filed with the SEC the joint proxy statement/prospectus on February X, 2015, and began mailing it to Journal shareholders on or about February X, 2015.  Journal urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information.  Investors and shareholders may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Poster

Text at bottom reads, “The transaction requires the approval by our shareholders of two proposals, which are referred to in the joint proxy statement as the Journal spin-off proposal and the Journal merger proposal.”

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, Scripps filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that includes a joint proxy statement of Journal and Scripps and that also constitutes a prospectus of Scripps.  This registration statement was declared effective by the SEC on February X, 2015. Journal filed with the SEC the joint proxy statement/prospectus on February X, 2015, and began mailing it to Journal shareholders on or about February X, 2015.  Journal urges investors and shareholders to read the joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information.  Investors and shareholders may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.